ROSA A. TESTANI 212.872.8115/fax: 212.872.1002 rtestani@akingump.com

March 14, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Matthew Crispino

Re:	EVERTEC, Inc.
Registration Statement on Form S-1
Submitted February 6, 2013
File No. 333-186487

Ladies and Gentlemen:

Set forth below are the responses of EVERTEC, Inc. (the “Company”) to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 20, 2013, with respect to the registration statement referenced above (the “Registration Statement”). Separately today, the Company has filed publicly with the Commission Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment”). Although the Amendment filed today via EDGAR was a clean unmarked version, we have arranged for courtesy copies of the Amendment to be delivered to the Staff, with such courtesy copies marked to indicate changes from the Registration Statement.

For your convenience, we have set forth below the Staff’s comments as set forth in the February 20, 2013 letter, followed by the Company’s responses thereto (including page references to the Amendment, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

General

1.	Please update your financial statements through December 31, 2012. Refer to Rule 3-12 of Regulation S-X.

The financial statements included in the Amendment have been updated through December 31, 2012 pursuant to Rule 3-12 of Regulation S-X in response to this comment.

Securities and Exchange Commission
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Our Business, page 7

2.	Please revise to describe how your segments are supported by your technology processing platform, proprietary network and direct sales force.

The Company has deleted the graphic and accompanying explanatory disclosure that appeared on page 6 of the Registration Statement and believes that by omitting this information from the Amendment, no additional disclosures to page 7 are required.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the nine months ended September 30, 2012 to September 30, 2011

Income tax expense (benefit), page 49

3.	We have reviewed your expanded disclosure in response to prior comment 11. In consideration that the effect of income subject to tax-exemption grant is one of the largest reconciling items for the nine months ended September 30, 2012, as noted in your table on page F-16, it is unclear why you have omitted this item from your discussion. Also, your discussion indicates that for the nine months ended September 30, 2012, your income tax expense was impacted by a change in estimates of $0.3 million. Your table on page F-16 shows this amount as zero for the respective period. Please advise. Further, each of the respective periods in your table on page F-16 does not appear to foot. Please advise or revise accordingly.

Revisions have been made to pages 58-59 and F-28 in response to this comment.

Critical Accounting Estimates

Revenue and expense recognition, page 59

4.	Your revised disclosure in response to prior comments 13 and 14 indicates that the majority of your revenues are comprised of transaction-based fees. Please clarify this statement and tell us whether your business solution revenues also include transaction fees. We note that you disclose that your Business Solution segment represented 54% of your revenue (see your page 47). In this regard, we note in your statements of income on pages F-3 and F-24 that over half of your revenue is generated in your Business Solutions segment for the nine months ended September 30, 2012 and the year ended December 31, 2011.

Revisions have been made to pages 68-70 in response to this comment by expanding the disclosure regarding the Company’s transaction-based fee revenues within the Business Solutions segment. For example, as disclosed on pages 68-70, the Company’s

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(i) core banking services include services that are billed based on the number of online transactions processed or the number of accounts on file, (ii) item and cash processing services include services that are billed based on the number of items processed and (iii) fulfillment services are billed based on the number of printed pages and number of envelopes processed, as applicable.

As of December 31, 2012 revenues from the Company’s Business Solutions, Merchant Acquiring and Payment Processing segments represented 52%, 20% and 28%, respectively, of its total revenues. The Staff is supplementally advised that approximately 45% of the revenues from the Business Solutions segment are derived from transaction-based fee contracts and substantially all of the revenues in the Payment Processing and Merchant Acquiring segments are derived from transaction-based fee contracts. Thus, well in excess of the majority of the Company’s revenues are derived from transaction-based fee contracts. The Company also refers the Staff to the response to comment 5 below for additional supplemental information regarding the services provided in the Business Solutions segment and their revenue recognition treatment.

5.	It is unclear to us how you have addressed prior comment 13. Clarify whether you bifurcate the arrangement fee to any of the elements within your multiple element arrangement. In this regard, clarify whether all elements are delivered or recognized as revenue at the same time. Indicate whether any of your arrangements include an undelivered element. Revise your disclosures accordingly.

Revisions have been made to pages 68-70 in response to this comment. The contracts or arrangements that the Company enters into with its clients may contain multiple deliverables during the life of the arrangement. For multiple deliverable arrangements, the Company evaluates each arrangement to determine if the elements or deliverables within the arrangement represent separate units of accounting pursuant to Accounting Standards Codification (“ASC”) 605-25, “Revenue Recognition–Multiple-Element Arrangements,” which provides guidance on the allocation of the consideration. As disclosed on page 68, if the deliverables are determined to be separate units of accounting, revenue is recognized as units of accounting are delivered and the revenue recognition criteria are met. If the deliverables are not determined to be separate units of accounting, revenues for the delivered services are combined into one unit of accounting and recognized (i) over the life of the arrangement if all services are consistently delivered over such term, or if otherwise, (ii) at the time that all services and deliverables have been delivered. The selling price for each deliverable is based on vendor specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or management best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. The Company establishes VSOE of selling price using the price charged when the same element is sold separately. The Company bifurcates or allocates the arrangement consideration to each of the deliverables based on the relative selling price of each unit of accounting.

As disclosed on page 70, there are some arrangements that contain undelivered elements (e.g., network hosting and management) and the Company has disclosed when those revenues are recognized.

In consideration of the Company’s response, the Company is supplementally furnishing the following examples of how it applies its revenue recognition policies to its individual lines of business, including whether all elements are delivered or recognized as revenue at the same time and whether any arrangements include an undelivered element.

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March 14, 2013 Page 4

Transaction-based fees

The Company provides services that generate transaction-based fees. Typically transaction-based fees depend on factors such as number of accounts or transactions processed. These factors typically consist of a fee per transaction or item processed, a percentage of dollar volume processed or a fee per account on file, or some combination thereof. Revenues derived from transaction-based fee contracts are recognized when the underlying transactions are processed, which constitutes delivery of service. Revenues derived from the transaction-based fee under each individual contract do not have undelivered elements since services are provided over the same period that the transactions are processed.

Revenues from business contracts in the Company’s Merchant Acquiring segment are primarily comprised of discount fees charged to the merchants based on the sales amount of transactions processed. Revenues include a discount fee and membership fees charged to merchants and debit network fees as well as POS rental fees. Pursuant to the guidance from ASC 605-45-45, “Revenue Recognition–Principal Agent Considerations,” the Company records merchant acquiring revenues net of interchange and assessments charged by the credit and debit card network associations and recognizes such revenues at the time of the sale (when a transaction is processed).

Payment processing revenues are comprised of revenues related to providing access to the ATH network and other card networks to financial institutions, and related services. Payment processing revenues also include revenues from card issuer processing services (such as credit and debit card processing, authorization and settlement, and fraud monitoring and control to debit or

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March 14, 2013 Page 5

credit card issuers), payment processing services (such as payment and billing products for merchants, businesses and financial institutions) and EBT (which principally consists of services to the Puerto Rico government for the delivery of government benefits to participants). Revenues in the Payment Processing segment are primarily comprised of fees per transaction processed or per account on file, or a combination of both, and are recognized at the time transactions are processed or on a monthly basis for accounts on file.

The following is a brief description of the primary sources of revenue within the Payment Processing segment:

•

ATH Network and Processing Services. Revenues are derived primarily from transaction-based fees which primarily include network fees, transaction switching and processing fees, POS device rental fees and other revenue items, including maintenance fees. Network and transaction switching and processing fees are recognized daily as the underlying transactions are processed or ATMs are connected to the network.

•

Card Issuer Processing. Revenues are primarily dependent upon the number of cardholder accounts on file, transactions and authorizations processed, the number of cards embossed and other processing services. Revenue is recognized on a monthly basis based on a fee per account on file or transaction processed.

•

Payment Processing Services. The Company provides different payment solutions including electronic check processing, mobile POS, “peer to peer” payments, personalized websites, integration with financial institution’s websites, online billing, online or batch authorization of funds, lockbox services and electronic business data delivery. For these services revenues are primarily dependent upon the number of transactions processed and are recognized as the underlying transactions are processed.

•	Electronic Benefits Transfer. Revenues are primarily derived from the number of beneficiaries on file and recognized on a monthly basis based on a fee per account (beneficiary) on file.

Transaction-based fees within the Business Solutions segment consist of revenues from business process management solutions including core bank processing, business process outsourcing, item and cash processing, and fulfillment. The following is a brief description of the primary sources of revenue within the Business Solutions segment:

•

Core Bank Processing. The core bank processing applications that the Company provides are the principal systems that enable a bank to operate and include systems that process customer deposit and loan accounts, an institution’s general ledgers, central information files and other financial information. These solutions include features that financial institutions need to process transactions for their depositors and other customers, as well as to meet their regulatory compliance

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requirements and their own management information needs. Core bank processing revenues are derived in part from fees based on various factors such as the number of accounts on file (e.g., savings or checking accounts, loans, etc.), and the number of transactions processed or registered users (e.g., for online banking services). For services dependent on the number of transactions processed, revenues are recognized as the underlying transactions are processed. For services dependent on the number of users or accounts on file, revenues are recognized on a monthly basis based on the number of accounts on file each month.

•	Item and Cash Processing. Item and cash processing revenues are based upon the number of items (i.e. checks) processed. Revenues are recognized when the underlying items are processed.

•

Fulfillment. Fulfillment services include technical and operational resources for producing and distributing printed documents such as statements, bills, checks and benefits summaries. Also, the Company offers storage and management of promotional flyers and inserts. Fulfillment revenues are based upon the number of pages for printing services and the number of envelopes processed for mailing services. Revenues are recognized as services are delivered based on a fee per page printed or envelope mailed, as applicable.

Fixed fees and time and material

The Company also provides services that generate a fixed fee per month or fees based on time and expenses incurred. These services are mostly provided in the Company’s Business Solutions segment. Revenues are generated from the Company’s core bank solutions, network hosting and management and IT consulting services.

•

Core Bank Solutions. In core bank solutions, the Company mostly provides access to applications and services such as back-up or recovery, hosting and maintenance that enable a bank to operate the related hosted services accessing the Company’s IT infrastructure. These contracts generally contain multiple elements or deliverables which are evaluated by the Company and revenues are recognized according to the applicable guidance. Revenues are derived from fixed fees charged for the use of hosted services and are recognized on a monthly basis as delivered. Set-up fees are billed to the customer when the service is rendered; however, they are deferred and recognized as revenues over the term of the arrangement or the expected period of the customer relationship, whichever is longer, as set-up services rarely provide value to the customer on a stand-alone basis and are interrelated with the service to be provided under the contract.

•

Network Hosting and Management. The Company provides hosting services for network infrastructure at the Company’s facilities, automated monitoring services, maintenance of call centers, and interactive voice response solutions, among other related services. Revenues are primarily derived from monthly fees as services are delivered. Set-up fees are billed up-front to the customer when the set-up service is rendered; however, they are deferred and recognized as revenues over the term of the arrangement or the expected period of the customer relationship, whichever is longer, as set-up services rarely provide value to the customer on a stand-alone basis and are interrelated with the service to be provided under the contract. There are some arrangements under this line of service category that contain undelivered elements. In such cases, the undelivered elements are evaluated and recognized when the services are delivered or at the time that all deliverables under the contract have been delivered.

•

IT Consulting Services. IT consulting services primarily consist of time billings based upon the number of hours dedicated to each client. Revenues from time billings are recognized as services are delivered. Revenues derived from this type of service category do not have undelivered elements.

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March 14, 2013 Page 7

The Company also charges members of the ATH network an annual membership fee; however, these fees are deferred and recognized as revenues on a straight-line basis over the year and recorded in the Payment Processing segment. In addition, occasionally the Company is a reseller of hardware or software products and revenues from these resale transactions are recognized when such product is delivered and accepted by the client. Hardware and software sales represented 3% of total revenues for the year ended December 31, 2012 and thus the Company feels that no separate disclosure is required. Hardware and software sales are recorded in the Business Solutions segment.

The Company’s service contracts may include service level arrangements (“SLA”) generally allowing the customer to receive a credit for part of the service fee when the Company has not provided the agreed level of services. The SLA performance obligation is committed on a monthly basis, thus SLA performance is monitored and assessed for compliance with arrangements on a monthly basis, including determination and accounting for its economic impact, if any. The Company generally complies with SLAs and credits given to the Company’s customers have not been material.

6.	We note your response to prior comment 14. Please tell us how you considered the guidance in FASB ASC 605-25-25-3.

From time to time, the Company is party to multiple concurrent contracts with the same customer. In these situations, the Company makes a determination of whether the individual contract should be combined or evaluated separately for revenue recognition. To determine the accounting treatment of such contracts, the Company considers the timing of negotiating and executing the contracts, whether the different elements of the contracts are interdependent and whether any of the payment terms of the contracts are interrelated. If the contracts are determined to be negotiated as a package, they are evaluated as a single arrangement in considering whether there is more than one unit of accounting.

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7.	Please revise your revenue recognition policy footnote on page F-29 to include some of the revisions you made to your critical accounting policy disclosure. Further, ensure that your footnote properly identifies significant judgments applied in your policy including identifying deliverables, allocation basis, and timing of recognition. We refer you to SAB Topic 13 (B). Also, disclose whether all of your arrangements are within the scope of 605-25-15 including your judgment and conclusions of ASC 985-605-15-4(e) and 15-4A.

Revisions have been made to pages F-9 and F-10 in response to this comment.

Executive compensation, page 79

8.	Please revise to include the disclosure required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2012.

Revisions have been made to pages 93-112 in response to this comment.

Form of legal opinion

9.	Please provide us with support and analysis for counsel’s belief that the assumptions contained in the third paragraph of the form of legal opinion are necessary and appropriate. Refer to Section II.B.3(a) of Staff Legal Bulletin No. 19.

Attached as Annex A to this letter is a revised draft of the Exhibit 5 opinion, which is marked to show changes from the draft opinion provided to the Staff on February 6, 2013. The only assumptions that remain in the third paragraph are that (i) the amended and restated certificate of incorporation be filed with and recorded by the Secretary of State of the Commonwealth of Puerto Rico and (ii) the Underwriting Agreement has been duly executed and delivered and the shares to be sold by the Company have been issued and delivered against payment in full of the consideration payable therefor as determined by the Board of Directors of the Company or a duly authorized committee and as contemplated by the Underwriting Agreement. We believe that the assumption in the preceding clause (ii) is necessary and appropriate and is consistent with the examples of permitted assumptions listed in the last 2 bullets of Section II.B.3(a) of Staff Legal Bulletin No. 19. We believe that the assumption in the preceding clause (i) is necessary and appropriate because the amended and restated certificate of incorporation, as disclosed on page 13 of the Amendment, will not be in effect until the consummation of the offering. As noted in Section II.B.2(f) of Staff Legal Bulletin No. 19, the Staff has noted that in the situation of an offering conditioned upon stockholder approval of a charter amendment that it would not object if “the legality opinion submitted with the registration statement is subject to the assumptions that the required shareholder approval will be obtained and any necessary filings will be made in accordance with state law so

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that the amendment to the articles or certificate of incorporation becomes effective.” Since the amended and restated certificate of incorporation described in the Amendment will not be filed and recorded until the date of the completion of the offering, which will occur days after the date the Registration Statement is declared effective, we believe that this assumption is necessary and appropriate and akin to the examples of other permitted assumptions outlined in Staff Legal Bulletin No. 19.

Form of tax opinion

10.	The exhibit short-form opinions must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Please revise.

Attached as Annexes B and C to this letter are revised drafts of the tax opinions the Company expects to file in the future as Exhibits 8.1 and 8.2, each of which is marked to show changes from the applicable draft opinion provided to the Staff on February 6, 2013. The attached drafts have been revised to clearly state that the applicable tax consequences disclosure in the prospectus is the opinion of the named counsel.

* * *

Please do not hesitate to contact the undersigned at (212) 872-8115, or Shinah Chang at (310) 728-3061, with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Enclosures

cc:	Securities and Exchange Commission
Barbara C. Jacobs
Stephen Krikorian
Allicia Lam
Ryan Rohn

EVERTEC, Inc.
Luisa Wert Serrano, Esq.

Cahill, Gordon, and Reindel, LLP
Michael J. Ohler, Esq.

ANNEX A

[GOLDMAN ANTONETTI & CÓRDOVA, LLC LETTERHEAD]

[                 , 2013]

EVERTEC, Inc.

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

Re:	EVERTEC, Inc.
Registration Statement on Form S-1
File No. 333-[ ]

Ladies and Gentlemen:

We have acted as special counsel to EVERTEC, Inc., a Puerto Rico corporation (the “Company”), in connection with the preparation and filing by the Company with the Securities and Exchange Commission of a Registration Statement on Form S-1, as amended (File No. 333- [            ]) (the “Registration Statement”), under the Securities Act of 1933, as amended (the “Act”). The Registration Statement relates to an underwritten public offering (the “IPO”) by the Company of up to [            ] shares of the Company’s common stock, par value $.01 per share (“Common Stock”) (the “Primary Shares”) and up to [            ] shares (including up to [            ] shares subject to the Underwriters’ (as defined below) overallotment option) of Common Stock (the “Secondary Shares”) to be sold by the selling stockholders listed in the Registration Statement (the “Selling Stockholders”) pursuant to the terms of an underwriting agreement (the “Underwriting Agreement”) to be executed by the Company, the Selling Stockholders and Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as representatives of the underwriters named therein (the “Underwriters”). This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act.

We have examined originals or certified copies of such corporate records of the Company and other certificates and documents of officials of the Company, public officials and others as we have deemed appropriate for purposes of this letter. We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all copies submitted to us as conformed, certified or reproduced copies. We have also assumed that, upon sale, the certificates for the Primary Shares will conform to the specimen thereof filed as an exhibit to the Registration Statement, will have been duly countersigned by the transfer agent and duly registered by the registrar for the Common Stock, and will have been delivered to the purchasers thereof or, if uncertificated, valid book-entry notations for the issuance of the Primary Shares in uncertificated form will have been duly made in the share register of the Company. As to various questions of fact relevant to this letter, we have relied, without independent investigation, upon certificates of public officials and certificates of officers of the Company, all of which we assume to be true, correct and complete.

Based upon the foregoing, and subject to the assumptions, exceptions, qualifications and limitations stated herein, we are of the opinion that (i) when (x) the amended and restated certificate of incorporation of the Company, to be in effect in connection with the consummation of the IPO and filed as an exhibit to the Registration Statement, has been duly ~~adopted by the Board of Directors of the Company and duly approved by the required stockholders in accordance with Article XIII of the current certificate of incorporation of the Company, and~~ filed with and recorded by the Secretary of State of the Commonwealth of Puerto Rico, ~~(y) the amended and restated bylaws of the Company, to be in effect in connection with the consummation of the IPO and filed as an exhibit to the Registration Statement, have been duly adopted by the Board of Directors of the Company and duly approved by the required stockholders in accordance with Section 10.18 of the current bylaws of the Company,~~ and (~~z~~y) the Underwriting Agreement has been duly executed and delivered and the Primary Shares have been issued and delivered ~~in accordance with the resolutions of the Board of Directors of the Company approving such issuance and the Underwriting Agreement~~ against payment in full of the consideration payable therefor as determined by the Board of Directors of the Company or a duly authorized committee thereof and as contemplated by the Underwriting Agreement, the Primary Shares will be duly authorized, validly issued, fully paid and non-assessable, and (ii) the Secondary Shares are duly authorized, validly issued, fully paid and non-assessable.

The opinions and other matters in this letter are qualified in their entirety and subject to the following:

A.	We express no opinion as to the laws of any jurisdiction other than the laws of the Commonwealth of Puerto Rico.

B.	This opinion letter is limited to the matters expressly stated herein and no opinion is to be inferred or implied beyond the opinion expressly set forth herein. We undertake no, and hereby disclaim any, obligation to make any inquiry after the date hereof or to advise you of any changes in any matter set forth herein, whether based on a change in the law, a change in any fact relating to the Company or any other person or any other circumstance.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Prospectus forming a part of the Registration Statement under the caption “Legal Matters”. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations thereunder.

Very truly yours,

****DRAFT****

ANNEX B

[                 , 2013]

EVERTEC, Inc.

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

Re:	EVERTEC, Inc. Registration Statement on Form S-1 File No. 333-[ ]

Ladies and Gentlemen:

We have acted as special counsel to EVERTEC, Inc., a Puerto Rico corporation (the “Company”), in connection with the offering of the Company’s common stock described in the Registration Statement.

We have reviewed the Registration Statement and such other documents as we have deemed necessary or appropriate to enable us to render the opinion set forth below, and we have assumed that all facts and other information set forth therein are true, correct and complete and will continue to be true, correct and complete through the date hereof. Our opinion assumes and is expressly conditioned on, among other things, the accuracy and completeness of the facts and other information set forth in the documents referred to above. We have also made such other inquiries as we have deemed necessary or appropriate to enable us to render the opinion set forth below. Based on the foregoing, we hereby confirm that~~, in our opinion,~~ the statements of legal conclusions set forth in the discussion in the Registration Statement under the heading “Material Puerto Rico Income Tax Consequences,” ~~insofar as such statements summarize the Commonwealth of Puerto Rico tax laws referred to therein, and~~constitute our opinion, subject to the assumptions, qualifications and limitations set forth therein~~, fairly summarize in all material respects the matters described therein~~.

In rendering this opinion, we do not express any opinion concerning any laws other than the Commonwealth of Puerto Rico tax laws. Our opinion is based upon the existing provisions of applicable law, published rulings and releases of applicable agencies or other governmental bodies and existing case law, any of which or the effect of any of which could change at any time. Any such changes may be retroactive in application and could modify the legal conclusions upon which our opinion is based. Moreover, there can be no assurance that our opinion will be accepted by the Puerto Rico Treasury Department or, if challenged, by a court.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

****DRAFT****

ANNEX C

[AKIN GUMP STRAUSS HAUER & FELD LLP LETTERHEAD]

[                 , 2013]

EVERTEC, Inc.

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

Re:	EVERTEC, Inc. Registration Statement on Form S-1 File No. 333-[ ]

Ladies and Gentlemen:

We have acted as special counsel to EVERTEC, Inc., a Puerto Rico corporation (the “Company”), in connection with the offering of the Company’s common stock described in the Registration Statement.

We have reviewed the Registration Statement and such other documents as we have deemed necessary or appropriate to enable us to render the opinion set forth below, and we have assumed that all facts and other information set forth therein are true, correct and complete and will continue to be true, correct and complete through the date hereof. Our opinion assumes and is expressly conditioned on, among other things, the accuracy and completeness of the facts and other information set forth in the documents referred to above. We have also made such other inquiries as we have deemed necessary or appropriate to enable us to render the opinion set forth below.

~~We~~Based on the foregoing, we hereby confirm that~~, in our opinion,~~ the statements of legal conclusions set forth in the discussion in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences~~,~~” ~~insofar as such statements summarize the U.S. federal tax laws referred to therein, and~~constitute our opinion, subject to the assumptions, qualifications and limitations set forth therein~~, fairly summarize in all material respects the matters described therein~~.

In rendering this opinion, we do not express any opinion concerning any laws other than the U.S. federal income tax laws. Our opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, judicial decisions and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), all as in effect on the date hereof, and any of which or the effect of any of which could change at any time. Any such changes may be retroactive in application and could modify the legal conclusions upon which our opinion is based. Moreover, there can be no assurance that our opinion will be accepted by the IRS or, if challenged, by a court.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

****DRAFT****

Akin, Gump, Strauss, Hauer & Feld, LLP